Exhibit 97.1

PRECISION OPTICS CORPORATION, INC.
CLAWBACK POLICY

Introduction

Under applicable rules of the Securities and Exchange Commission (“SEC”) and an applicable listing standard of The Nasdaq Stock Market LLC (“Nasdaq”), listed companies must adopt policies to recover financial-metric based compensation paid to current and former executive officers if the company later is required to adjust or restate its reported financial results for relevant periods.

This Clawback Policy (this “Policy”) is intended to address the relevant Nasdaq listing standard and is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”).

Administration

This Policy shall be administered by the Company’s Board of Directors (the “Board”). Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the applicable listing standards of Nasdaq (“Covered Executives”).

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

For these purposes, a “restatement” is broadly defined to mean any correction of an error in previously issued financial statements that

•	is material to the previously issued financial statements; or
•	is not material to previously issued financial statements, but would result in a material misstatement if the error (x) was left uncorrected in the current period or (y) was recognized in the current period.

For these purposes, materiality shall be analyzed by the Board based on the applicable facts and circumstances.

Incentive Compensation

For purposes of this Policy, “Incentive Compensation” means any bonus, stock award, stock option award, or the like, if granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure. “Financial reporting measures” means (x) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, such as Company revenues, EBITDA, or earnings per share and (y) measures that are derived wholly or in part from Company stock price or total shareholder return. Incentive Compensation is considered “received” in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

The term “Incentive Compensation” will generally not include: salaries; bonuses paid solely by satisfying subjective standards, such as demonstrating leadership; non-equity incentive plan awards earned solely by satisfying strategic or operational measures; wholly time-based stock options or other equity awards; or discretionary bonuses or other compensation that is paid on a discretionary basis. Consistent with existing Company practices, sales commissions are subject to adjustment in cases of errors or discrepancies in the dollar amounts of sales attributed to the recipient, but will generally not be considered “Incentive Compensation” within the meaning of this Policy.

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Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board. If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

The Board’s recovery calculations will be made without regard to taxes paid or payable by the Covered Executive, who shall remain responsible for his or her associated taxes and the cost of making any amendments of his or her prior tax returns.

The Company shall maintain documentation of the Board’s recovery calculations, and shall make such documentation available to Nasdaq upon request.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping excess Incentive Compensation. In the case of a proposed recoupment through offset of future deferred compensation, the Board shall consider the effect (if any) of Section 409A of the Internal Revenue Code. Consistent with Nasdaq standards, recoupment from the Covered Executive shall be required reasonably promptly.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Reasonable good-faith determinations by the Board in this regard shall be binding on the Covered Executive and the Company except in cases of clear computational error. It is intended that this Policy be interpreted and administered in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC or Nasdaq.

Effective Date

This Policy shall be effective once approved by the Board and shall apply to Incentive Compensation that is thereafter approved, awarded, or granted to Covered Executives on or after October 2, 2023 (the effective date of the relevant Nasdaq listing standard).

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company's securities are listed. The Board may terminate this Policy at any time.

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Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the relevant Nasdaq listing standard.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

Date Approved: November 28, 2023

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